GSC Acquisition Company
500 Campus Drive, Suite 220
Florham Park, NJ 07932

June 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: GSC Acquisition Company
Registration Statement on Form S-1 (File No. 333-138832)

Ladies and Gentlemen:

On behalf of GSC Acquisition Company and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 1:00 P.M., Eastern Standard Time, on June 25, 2007, or as soon as practicable thereafter.

In connection with this request for acceleration of the effective date of the Registration Statement, I acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the registrants may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

GSC Acquisition Company

By:  /s/ Peter R. Frank
Name: Peter R. Frank
Title: Chief Executive Officer